Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Group Announces Commencement of an At-the-Market Program in the United States for the 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares

TORONTO, ONTARIO – May 2, 2017 - Just Energy Group Inc. ("Just Energy" or the "Company") (TSX: JE; NYSE: JE), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, is pleased to announce it has entered into an at-the-market issuance sales agreement dated May 1, 2017 (the "Sales Agreement") with FBR Capital Markets & Co. ("FBR"), pursuant to which Just Energy may, at its discretion and from time-to-time during the term of the Sales Agreement, offer and sell in the United States, through FBR, acting as the Company's agent, 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares of the Company ("Preferred Shares") having an aggregate offering price of up to US $150 million (the "Offering"). Sales of Preferred Shares pursuant to the Sales Agreement may be made in the United States by any method permitted by law deemed to be an "at-the-market" offering as defined in Rule 415 of the United States Securities Act of 1933, as amended, including without limitation sales made directly on the New York Stock Exchange (the "NYSE"), on any other recognized marketplace in the United States upon which the Preferred Shares are listed or quoted or where the Preferred Shares are traded in the United States or to or through a market maker. The Preferred Shares will be distributed at the market prices prevailing at the time of each sale, and, as a result, prices may vary as between purchasers and during the period of distribution.  No Preferred Shares sold in the Offering will be distributed, offered or sold in Canada, including through the Toronto Stock Exchange or other trading markets in Canada.

The Offering will be made by way of a prospectus supplement dated May 2, 2017, to the Company's existing U.S. registration statement on Form F-10 (the "Registration Statement"). The U.S. prospectus supplement (together with the related Registration Statement) is available on the SEC's website (www.sec.gov). Alternatively, FBR will provide copies of the U.S. prospectus upon request by contacting FBR Capital Markets & Co. (1300 N. 17th Street, Suite 1400, Arlington, Virginia 22209, Phone: 703.312.9500).

The Company intends to use the net proceeds of the Offering for general corporate purposes.
This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Just Energy Group Inc.
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, the United Kingdom and Germany, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements and information. Forward-looking statements and information in this press release include, but are not limited to, the completion of the offering; payments of dividends on the Preferred Shares and the planned use of proceeds for the offering. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or by visiting EDGAR on the SEC's website at www.sec.gov.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  (617) 461-1101
michael.cummings@alpha-ir.com